

February 24, 2014

Via E-mail
Mr. Richard L. Carrión
Chairman of the Board and Chief Executive Officer
Popular, Inc.
209 Munoz Rivera Avenue
Hato Rey, Puerto Rico 00918

>   **Re: Popular, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed February 28, 2013**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2013**
>   **Filed August 9, 2013**
>   **Responses Dated November 20, 2013 and February 20, 2014**
>   **File No. 001-34084**

Dear Mr. Carrión:

We have reviewed your responses and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

MD&A, page 2

Critical Accounting Policies/Estimates, page 11

Loans and Allowance for Loan Losses, page 15

1. We note your response to our prior comment 1 in our letter dated October 29, 2013. Please revise future filings to disclose that your caps may be subject to qualitative, offsetting adjustments. In this regard, we note your judgments regarding when to record a qualitative offsetting adjustment to the caps could have an impact on the overall level of

allowance recorded in your financial statements. In your proposed disclosure, address the following:

- Specifically describe the factors considered when determining that an override adjustment is necessary.

- When you have determined an override is necessary, specifically describe the factors considered when determining the amount of override adjustment to record in your financial statements.

- To the extent that qualitative offsetting adjustments are not made to your caps, explain the factors you considered in determining that adjustments are not necessary.

- If your caps or qualitative adjustments are material (individually or in the aggregate), quantify these amounts in your future filings. If they are not material, specifically state that fact.

You may contact Jim Dunn at (202) 551-3724 or Rebekah Lindsey at (202) 551-3303 if you have questions regarding these comments. Please contact me at (202) 551-3872 with any other questions.

Sincerely,

/s/ Hugh West

Hugh West
Branch Chief